The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 30, 2022

VIA EDGAR TRANSMISSION

Emily Rowland
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        The RBB Fund Trust (the “Trust”)
 File Nos.: 811-23011 and  333-200168

Dear Ms. Rowland:

The purpose of this letter is to respond to additional oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 18 to its Registration Statement on Form N-1A. PEA No. 18 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 28, 2022. The sole purpose of PEA No. 18 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the Torray Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 18. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS
Summary Section – Principal Risks of Investing in the Fund
1. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to re-order the risk factors.

More Information about Investment Objectives, Approach and Risks – Investment Process
2.
Comment: In the penultimate sentence of the first paragraph, please provide further disclosure about how the Adviser evaluates if “the investment thesis changes” as part of the decision to sell portfolio holdings.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

Positions may be reduced or sold if (a) a superior investment opportunity is identified, (b) a company’s fundamentals are deteriorating to the point where the original investment thesis for owning the stock is no longer intact ~~changes~~, or (c) the investment has become significantly overvalued.

More Information about Fund Management – Fund Expenses
3. Comment: In the penultimate sentence of the second paragraph, please replace the second instance of the word “recoupment” with “reimbursement.”

Response: The Trust will make the requested change in the Amended Registration Statement.

Other Information – Duties of Trustees
4. Comment: Please delete the phrase “when and to the extent such terms are deemed inconsistent with the federal securities laws” from the last sentence.

Response: The Trust will make the requested change in the Amended Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:          Shawn M. Hendon, Torray LLC
Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP